Bradford & Bingley

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



04 October 2010

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) - Re 82-5154

Please find enclosed announcement released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a receipt acknowledgement which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully

Hilary Hall (Mrs)
Company Secretary's Office

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bradfordandbingley.co.uk

Bradford & Bingley plc

1 October 2010

UK Asset Resolution established by UKFI as the new holding company for Bradford & Bingley plc and Northern Rock (Asset Management) plc

Further to the announcement on 24 March 2010, UKFI has today announced the establishment of UK Asset Resolution Limited (UKAR) as the new holding company for Bradford & Bingley plc (B&B) and Northern Rock (Asset Management) plc (NRAM).

UKAR has been established to manage the closed mortgage books of B&B and NRAM on an integrated basis. There are no changes to existing customer accounts and B&B customers do not need to take any action as a result of this announcement.

Both companies will remain as separate legal entities with their own balance sheets and government support arrangements. There will be no changes to existing liability structures and the integration is implemented within European Commission State aid rules, following approval by the FSA.

Richard Pym has been appointed Chairman of UKAR and Richard Banks has been appointed Chief Executive. UKAR's non executive directors are Keith Morgan, Head of Wholly-Owned Investments at UKFI and non executive directors from B&B (Michael Buckley, Louise Patten, John Tattersall) and NRAM (Kent Atkinson, Bob Davies, Sue Langley). Board appointments have been made at both B&B and NRAM to achieve common composition across the three entities.

Commenting on today's announcement, Richard Banks, in his capacity as CEO of B&B, said:

"Over the past two years, Bradford & Bingley has been through a huge amount of change and has made progress toward the objectives and financial targets set-out in our Business Plan. Our achievements so far are testament to the hard work and dedication of my colleagues.

The announcement today, formally bringing Bradford & Bingley together with NRAM under the common governance and management of UKAR, is the next logical step in the journey to deliver our shared goal of maximising value for taxpayers.

I look forward to working with colleagues from both organisations as we continue the process of integration over the coming months."

ENDS

Enquiries

Bradford & Bingley Press Office:
+44 (0) 1274 554042
pressoffice@bbg.co.uk

Investor Relations:
+44 (0) 1274 806341

www.bbg.co.uk

Notes to Editors:

Effective 1 October, Keith Morgan, Kent Atkinson, Bob Davies and Sue Langley were appointed to the board of B&B to achieve common composition across B&B, UKAR and NRAM. B&B's board now comprises: Richard Pym (Chairman), Richard Banks (Chief Executive Officer), Michael Buckley, Louise Patten, John Tattersall, Kent Atkinson, Bob Davies, Sue Langley and Keith Morgan.